Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2

2.	Third Quarter of Fiscal Year 2024 Highlights	2

3.	Operating Performance	3

4.	Investment in Associates	13

5.	Overview of Financial Results	15

6.	Liquidity, Capital Resources, and Contractual Obligations	21

7.	Environmental Rehabilitation Provision	23

8.	Risks and Uncertainties	24

9.	Off-Balance Sheet Arrangements	32

10.	Transactions with Related Parties	32

11.	Alternative Performance (Non-IFRS) Measures	32

12.	Material Accounting Policies, Judgments, and Estimates	37

13.	New Accounting Standards	38

14.	Other MD&A Requirements	38

15.	Outstanding Share Data	38

16.	Disclosure Controls and Procedures	39

17.	Management’s Report on Internal Control over Financial Reporting	39

18.	Changes in Internal Control over Financial Reporting	40

19.	Directors and Officers	40

Technical Information		40

Forward Looking Statements		40

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2023 and the related notes contained therein. In addition, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2023, the related MD&A, the Annual Information Form (available on SEDAR+ at www.sedarplus.ca), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s material accounting policy information is set out in Note 2 of the unaudited consolidated interim financial statements for the three and nine months ended December 31, 2023, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2023. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 11, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of February 6, 2024 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Third Quarter of Fiscal Year 2024 Highlights

●	Mined 345,273 tonnes of ore, milled 312,500 tonnes of ore, and produced approximately 1,342 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent[1], plus 16.8 million pounds of lead and 7.4 million pounds of zinc;

●	Sold approximately 1,342 ounces of gold, 1.7 million ounces of silver, 16.2 million pounds of lead, and 7.3 million pounds of zinc, for revenue of $58.5 million;

●	Reported net income attributable to equity shareholders of $10.5 million, or $0.06 per share;

●	Realized adjusted earnings attributable to equity shareholders[1] of $11.5 million, or $0.06 per share;

●	Generated cash flow from operating activities of $23.6 million;

●	Cash costs per ounce of silver, net of by-product credits[1], of negative $0.96;

[1]	Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	All-in sustaining costs per ounce of silver, net of by-product credits[1], of $11.33;

●	Spent and capitalized $1.6 million on exploration drilling, $14.1 million on underground development, and $3.9 million on equipment and facilities, including $1.3 million on construction of the new tailings storage facility;

●	Entered into a Bid Implementation Deed (“BID”) with OreCorp Limited (ASX: ORR) (“OreCorp”) to launch an off-market takeover to acquire all OreCorp Shares not already owned by Silvercorp for A$0.19 cash plus 0.0967 common shares of Silvercorp per OreCorp Share; and

●	Strong balance sheet with $198.3 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $139.5 million as at December 31, 2023.

3.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three and nine months ended December 31, 2023 and 2022:

	Three months ended December 31,			Nine months ended December 31,
Consolidated	2023	2022	Changes	2023	2022	Changes
Production Data
Ore Mined (tonne)	345,273	296,050	17%	921,958	887,135	4%
Ore Milled (tonne)
Gold Ore	12,726	-	100%	36,419	-	100%
Silver Ore	299,774	303,442	-1%	832,283	893,261	-7%
	312,500	303,442	3%	868,702	893,261	-3%

Average Head Grades
Silver (grams/tonne)	182	207	-12%	196	209	-6%
Lead (%)	2.7	3.3	-16%	2.9	3.2	-9%
Zinc (%)	1.3	1.3	0%	1.2	1.3	-8%

Average Recovery Rates
Silver (%)	93.2	94.4	-1%	93.7	94.4	-1%
Lead (%)	94.3	94.7	0%	94.6	94.3	0%
Zinc (%)	85.2	81.3	5%	83.4	79.2	5%

Metal Production
Gold (ounces)	1,342	1,100	22%	5,352	3,400	57%
Silver (in thousands of ounces)	1,684	1,853	-9%	5,054	5,511	-8%
Silver equivalent (in thousands of ounces)*	1,795	1,949	-8%	5,520	5,802	-5%
Lead (in thousands of pounds)	16,763	20,059	-16%	50,644	57,130	-11%
Zinc (in thousands of pounds)	7,404	6,974	6%	18,826	19,886	-5%

Cost Data*
Mining costs ($/tonne)	59.43	62.69	-5%	62.43	67.07	-7%
Shipping costs ($/tonne)	2.39	2.48	-4%	2.46	2.69	-9%
Milling costs ($/tonne)	12.44	12.56	-1%	12.68	12.49	2%
Production costs ($/tonne)	74.26	77.73	-4%	77.57	82.25	-6%
All-in sustaining production costs ($/tonne)	136.86	136.90	0%	139.79	137.33	2%

Cash cost per ounce of silver, net of by-product credits ($)	(0.96)	(1.15)	17%	(0.74)	(0.68)	-9%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	11.33	9.28	22%	10.72	8.94	20%

*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.

[1]	Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(i)	Mine and Mill Production

For the three months ended December 31, 2023 (“Q3 Fiscal 2024”), the Company mined 345,273 tonnes of ore, up 17% compared to 296,050 tonnes in the three months ended December 31, 2022(“Q3 Fiscal 2023”). Ore milled in Q3 Fiscal 2024 was 312,500 tonnes, up 3% compared to 303,442 tonnes in Q3 Fiscal 2023. A total of 60,095 tonnes of ores were stockpiled at the Ying Mining District and will be processed in the fourth quarter during the Chinese New Year holiday.

For the nine months ended December 31, 2023, on a consolidated basis, the Company mined 921,958 tonnes of ore, up 4% compared to 887,135 tonnes in the same prior year period. Ore milled was 868,702 tonnes, down 7% compared to 893,261 tonnes in the same prior year period.

(ii)	Metal Production

In Q3 Fiscal 2024, the Company produced approximately 1,342 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 16.8 million pounds of lead and 7.4 million pounds of zinc, representing increases of 22% and 6%, respectively, in gold and zinc production, and decreases of 9% and 16%, respectively, in silver and lead production over Q3 Fiscal 2023. The decreases in silver and lead production were mainly due to i) lower head grades achieved due to mining sequences; ii) more ores stockpiled to be processed in the fourth quarter during the Chinese New Year holiday; and iii) 12,700 tonnes of gold ore with grades of 1.9 grams per tonne (“g/t”) gold, 74 g/t silver, 1.0% lead and 0.1% zinc mined and processed, at the Ying Mining District.

For the nine months ended December 31, 2023, the Company produced approximately 5,352 ounces of gold, 5.1 million ounces of silver, or approximately 5.5 million ounces of silver equivalent, plus 50.6 million pounds of lead and 18.8 million of pounds of zinc, representing an increase of 57% in gold production, and decreases of 8%, 11% and 5%, respectively, in silver, lead and zinc production over the same prior year period.

(iii)	Per Tonne Costs[1]

In Q3 Fiscal 2024, the consolidated mining costs were $59.43 per tonne, down 5% compared to $62.69 per tonne in Q3 Fiscal 2023. The consolidated milling costs were $12.44 per tonne, down 1% compared to $12.56 per tonne in Q3 Fiscal 2023. Correspondingly, the consolidated production costs per tonne of ore processed were $74.26, down 4% compared to $77.73 in Q3 Fiscal 2023. The all-in sustaining production costs per tonne of ore processed in Q3 Fiscal 2024 were $136.89, a slight decrease compared to $136.90 in Q3 Fiscal 2023. The decrease was mainly attributed to higher ore production resulting in lower unit fixed costs allocation and an approximately 4% depreciation of the Chinese yuan against the US dollar over the same prior year period.

For the nine months ended December 31, 2023, the consolidated mining costs were $62.43 per tonne, down 7% compared to $67.07 per tonne in the same prior year period. The consolidated milling costs were $12.68 per tonne, up 2% compared to $12.49 per tonne in the same year prior period. Correspondingly, the consolidated production costs per tonne of ore processed were $77.57 per tonne, down 6% compared to $82.25 per tonne in the same prior year period, while the all-in sustaining production costs per tonne ore processed were $139.79 per tonne, up 2% compared to $137.33 per tonne in the same prior year period.

(iv)	Costs per Ounce of Silver, Net of By-Product Credits[1]

In Q3 Fiscal 2024, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.96, compared to negative $1.15 in the prior year quarter. The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $11.33 compared to $9.28 in Q3 Fiscal 2023. The increase was mainly due to i) a decrease of $2.5 million in by-product credits, offset by a decrease of $0.5 million in all-in sustaining costs; and ii) less silver sold resulting in higher unit costs per ounces of silver.

For the nine months ended December 31, 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.74, compared to negative $0.68 in the same prior year period. The consolidated all-in sustaining costs per once of silver, net of by-product credits, were $10.72, compared to $8.94 in the same prior year period.

[1]	Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(v)	Exploration and Development

The following table summarizes the development work and capital expenditures in Q3 Fiscal 2024.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q3 Fiscal 2024
Ying Mining District	3,986	$2,651	23,834	$9,612	39,085	$1,338	3,679	$17,280	10,010	24,693
GC Mine	81	108	3,747	1,688	10,912	250	218	2,264	2,145	12,327
Corporate and other	-	-	-	-	-	82	9	91	-	-
Consolidated	4,067	$2,759	27,581	$11,300	49,997	$1,670	$3,906	$19,635	12,155	37,020

Q3 Fiscal 2023
Ying Mining District	1,776	$1,294	15,527	$6,549	27,066	$895	3,250	$11,988	7,933	25,270
GC Mine	-	-	3,642	1,133	4,444	204	1,951	3,288	1,786	12,470
Corporate and other	-	-	-	-	978	268	95	363	-	-
Consolidated	1,776	$1,294	19,169	$7,682	32,488	$1,367	$5,296	$15,639	9,719	37,740

Variances (%)
Ying Mining District	124%	105%	54%	47%	44%	49%	13%	44%	26%	-2%
GC Mine	100%	100%	3%	49%	146%	23%	-89%	-31%	20%	-1%
Corporate and other	-	-	-	-	-100%	-69%	-91%	-75%	-	-
Consolidated	129%	113%	44%	47%	54%	22%	-26%	26%	25%	-2%

Total capital expenditures in Q3 Fiscal 2024 were $19.6 million, up 26% compared to $15.6 million in Q3 Fiscal 2023. The increase is mainly due to more tunneling development and exploration activities conducted in Q3 Fiscal 2024.

In Q3 Fiscal 2024, on a consolidated basis, a total of 87,017 metres or $2.4 million worth of diamond drilling were completed (Q3 Fiscal 2023 – 70,228 metres or $2.5 million ), of which approximately 37,020 metres or $0.7 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2023 – 37,740 metres or $1.1 million) and approximately 49,997 metres or $1.6 million worth of drilling were capitalized (Q3 Fiscal 2023 – 32,448 metres or $1.4 million ). In addition, approximately 12,155 metres or $4.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2023 – 9,719 metres or $3.8 million), and approximately 31,648 metres or $14.1 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q3 Fiscal 2023 – 20,945 metres or $9.0 million).

For the nine months ended December 31, 2023, the development work and capital expenditures are summarized as follows:

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Nine months ended December 31, 2023
Ying Mining District	9,742	$6,856	63,384	$24,855	112,778	$3,970	$9,375	$45,056	27,913	73,598
GC Mine	329	303	9,189	3,410	24,620	1,188	411	5,312	6,608	36,804
Corporate and other	-	-	-	-	-	209	32	241	-	-
Consolidated	10,071	$7,159	72,573	$28,265	137,398	$5,367	$9,818	$50,609	34,521	110,402

Nine month ended December 31, 2022
Ying Mining District	5,469	$4,127	51,118	$20,636	108,023	$4,933	$10,278	$39,974	26,162	110,449
GC Mine	-	-	10,503	3,275	15,052	555	2,719	6,549	5,579	39,655
Corporate and other	-	-	-	-	8,485	1,744	99	1,843	-	-
Consolidated	5,469	$4,127	61,621	$23,911	131,560	$7,232	$13,096	$48,366	31,741	150,104

Changes (%)
Ying Mining District	78%	66%	24%	20%	4%	-20%	-9%	13%	7%	-33%
GC Mine	100%	100%	-13%	4%	64%	114%	-85%	-19%	18%	-7%
Corporate and other	-	-	-	-	-100%	-88%	-68%	-87%	-	-
Consolidated	84%	73%	18%	18%	4%	-26%	-25%	5%	9%	-26%

Total capital expenditures for the nine months ended December 31, 2023 were $50.6 million, up 5% compared to $48.4 million in the same prior period. Total capital expenditures incurred to construct the new tailing storage facility (“TSF”) were approximately $5.4 million in the current period and $9.9 million since inception, and the Company remains on track to complete the TSF in 2024.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

For the nine months ended December 31, 2023, on a consolidated basis, a total of 247,800 metres or $7.7 million worth of diamond drilling were completed (same prior year period – 281,664 metres or $11.5 million), of which approximately 110,402 metres or $2.3 million worth of underground drilling were expensed as part of mining costs (same prior year period – 150,104 metres or $4.2 million) and approximately 137,398 metres or $5.4 million worth of drilling were capitalized (same prior year period – 131,560 metres or $7.2 million). In addition, approximately 34,521 metres or $12.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (same period year period – 31,741 metres or $11.9 million), and approximately 82,644 metres or $35.4 million worth of tunnels, raises, ramps and declines were completed and capitalized (same prior year period – 67,090 metres or $28.0 million).

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three and nine months ended December 31, 2023 and 2022. The Ying Mining District is the Company’s primary source of production and revenue, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

	Three months ended December 31,			Nine months ended December 31,
Ying Mining District	2023	2022	Changes	2023	2022	Changes
Production Data
Ore Mined (tonne)	245,606	206,854	19%	679,990	636,819	7%
Ore Milled (tonne)
Gold Ore	12,726	-		36,419	-
Silver Ore	201,475	213,830	-6%	599,459	642,147	-7%
	214,201	213,830	0%	635,878	642,147	-1%

Average Head Grades
Silver (grams/tonne)	235	262	-10%	241	262	-8%
Lead (%)	3.5	4.0	-13%	3.5	3.9	-10%
Zinc (%)	0.7	0.7	0%	0.7	0.7	0%

Average Recovery Rates
Gold (%)**	91.2	-		91.6	-
Silver (%)	94.9	95.7	-1%	95.0	95.7	-1%
Lead (%)	94.8	95.4	-1%	95.1	95.0	0%
Zinc (%)	71.4	66.4	8%	70.7	62.3	13%

Metal Production
Gold (ounces)	1,342	1,100	22%	5,352	3,400	57%
Silver (in thousands of ounces)	1,511	1,674	-10%	4,614	5,027	-8%
Silver equivalent (in thousands of ounces)	1,622	1,770	-8%	5,080	5,318	-4%
Lead (in thousands of pounds)	14,552	17,647	-18%	44,952	50,566	-11%
Zinc (in thousands of pounds)	2,153	2,082	3%	6,463	5,986	8%

Cost Data*
Mining costs ($/tonne)	68.87	73.80	-7%	69.59	77.57	-10%
Shipping costs ($/tonne)	3.53	3.51	1%	3.35	3.73	-10%
Milling costs ($/tonne)	11.61	11.35	2%	11.39	11.05	3%
Production costs ($/tonne)	84.01	88.66	-5%	84.33	92.35	-9%
All-in sustaining production costs ($/tonne)	143.80	141.21	2%	140.20	141.66	-1%

Cash cost per ounce of silver, net of by-product credits ($)	(0.09)	0.24	-138%	(0.38)	0.78	-149%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.99	7.66	17%	8.04	7.71	4%

*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.
**	Gold recovery only refers to the recovery rate for gold ore processed.

In Q3 Fiscal 2024, a total of 245,606 tonnes of ore were mined at the Ying Mining District, up 19% compared to 206,854 tonnes in Q3 Fiscal 2023, and 214,201 tonnes of ore were milled, a slight increase compared to 213,830 tonnes milled in Q3 Fiscal 2023. A total of 60,095 tonnes of ores were stockpiled and will be processed in the fourth quarter during the Chinese New Year holidays.

Average head grades of ore processed were 235 g/t for silver, 3.5% for lead, and 0.7% for zinc compared to 262 g/t for silver, 4.0% for lead, and 0.7% for zinc in Q3 Fiscal 2023.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Metals produced at the Ying Mining District were approximately 1,342 ounces of gold, 1.5 million ounces of silver, or approximately 1.6 million ounces of silver equivalent, plus 14.5 million pounds of lead and 2.2 million pounds of zinc, representing increases of 22% and 3% in gold and zinc production, and decreases of 10% and 18% in silver and lead production, respectively, compared to 1,100 ounces of gold, 1.7 million ounces of silver, 17.6 million pounds of lead, and 2.1 million pounds of zinc in Q3 Fiscal 2023. The decreases in silver and lead production were mainly due to i) lower head grades achieved due to mining sequences; ii) more ores stockpiled to be processed in the fourth quarter during the Chinese New Year holidays; and iii) 12,700 tonnes of gold ore with grades of 1.9 grams per tonne (“g/t”) gold, 74 g/t silver, 1.0% lead and 0.1% zinc mined and processed.

In Q3 Fiscal 2024, the mining costs at the Ying Mining District were $68.87 per tonne, down 7% compared to $73.80 per tonne in Q3 Fiscal 2023, while the milling costs were $11.61 per tonne, up 2% compared to $11.35 per tonne in Q3 Fiscal 2023. Correspondingly, the production costs per tonne of ore processed were $84.01, down 5% compared to $88.66 in Q3 Fiscal 2023. The decrease was mainly attributed to higher ore production resulting in lower unit costs and an approximately 4% depreciation of the Chinese yuan against the US dollar over the same prior year period.

The all-in sustaining costs per tonne of ore processed were $143.80, up 2% compared to $141.21 in Q3 Fiscal 2023. The increase was mainly due to an increase of $0.9 million in sustaining capital expenditures and $0.7 million in general administrative expenses and government fee and other taxes, offset by the decrease in the production costs per tonne of ore processed.

In Q3 Fiscal 2024, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were negative $0.09, compared to $0.24 in Q3 Fiscal 2023. The decrease was primarily due to the decrease in the production costs per tonne offset by a decrease of $1.7 million in by-product credits. The all-in sustaining costs per ounce of silver, net of by-product credits, were $8.99, up 17% compared to $7.66 in Q3 Fiscal 2023. The increase was mainly due to i) an increase of $0.9 million in sustaining capital expenditures; ii) an increase of $0.7 million in general administrative expenses and government fee; and iii) less silver sold resulting in higher unit costs per ounce of silver.

In Q3 Fiscal 2024, a total of 63,778 metres or $1.8 million worth of diamond drilling were completed (Q3 Fiscal 2023 – 52,336 metres or $1.6 million), of which approximately 24,693 metres or $0.5 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2023 – 25,270 metres or $0.8 million) and approximately 39,085 metres or $1.3 million worth of drilling were capitalized (Q3 Fiscal 2023 – 27,066 metres or $0.8 million). In addition, approximately 10,010 metres or $3.6 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2023 – 7,933 metres or $3.2 million), and approximately 27,820 metres or $12.3 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q3 Fiscal 2023 – 17,303 metres or $7.8 million).

For the nine months ended December 31, 2023, a total of 679,990 tonnes of ore were mined and 635,878 tonnes of ore were milled at the Ying Mining District, compared to 636,819 tonnes mined and 642,147 tonnes milled in the same prior year period.

Average head grades of ore processed were 241 g/t for silver, 3.5% for lead, and 0.7% for zinc compared to 262 g/t for silver, 3.9% for lead, and 0.7% for zinc in the same prior year period.

Metals produced at the Ying Mining District were approximately 5,352 ounces of gold, 4.6 million ounces of silver, or approximately 5.1 million ounces of silver equivalent, plus 45.0 million pounds of lead and 6.5 million pounds of zinc, up 57% and 8%, respectively, in gold and zinc production, and down 8% and 11%, respectively, in silver and lead production, compared to 3,400 ounces of gold, 5.3 million ounces of silver, 50.6 million pounds of lead, and 6.0 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2023, the mining costs at the Ying Mining District were $69.59 per tonne, down 10% compared to $77.57 per tonne in the same prior year period while the milling costs were $11.39 per tonne, up 3% compared to $11.05 per tonne in the same prior year period. Correspondingly, the production costs per tonne of ore processed were $84.33, down 9% compared to $92.35 in the same prior year period. The decrease was mainly due to less drilling expensed and the depreciation of the Chinese yuan against the US dollar over the same prior year period.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The all-in sustaining costs per tonne of ore processed was $140.20, down 1% compared to $141.66 in the same prior year period. The decrease was mainly due the decrease in the production costs per tonne offset by an increase of $2.9 million in sustaining capital expenditures and $1.0 million in general administrative and government fees and other taxes.

For the nine months ended December 31, 2023, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were negative $0.38, compared to $0.78 in the same prior year period. The all-in sustaining costs per ounce of silver, net of by-product credits, were $8.04, up 4% compared to $7.71 in the same prior year period.

For the nine months ended December 31, 2023, a total of 186,376 metres or $5.6 million worth of diamond drilling were completed (same prior year period – 218,472 metres or $8.0 million), of which approximately 73,598 metres or $1.8 million worth of underground drilling were expensed as part of mining costs (same prior year period – 110,449 metres or $3.0 million) and approximately 112,778 metres or $4.0 million worth of drilling were capitalized (same prior year period – 108,023 metres or $4.9 million). In addition, approximately 27,913 metres or $10.3 million worth of preparation tunnelling were completed and expensed as part of mining costs (same prior year period – 26,162 metres or $10.2 million), and approximately 73,126 metres or $31.7 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (same prior year period – 56,587 metres or $24.8 million).

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three and nine months ended December 31, 2023 and 2022:

	Three months ended December 31,			Nine months ended December 31,
GC Mine	2023	2022	Changes	2023	2022	Changes
Production Data
Ore Mined (tonne)	99,667	89,196	12%	241,968	250,316	-3%
Ore Milled (tonne)	98,299	89,612	10%	232,824	251,114	-7%

Average Head Grades
Silver (grams/tonne)	68	75	-9%	72	73	-1%
Lead (%)	1.1	1.4	-21%	1.2	1.3	-8%
Zinc (%)	2.7	2.8	-4%	2.7	2.8	-4%

Average Recovery Rates
Silver (%) **	80.3	83.0	-3%	81.8	82.5	-1%
Lead (%)	90.9	90.3	1%	90.7	89.6	1%
Zinc (%)	90.1	90.1	0%	90.2	90.1	0%

Metal Production
Silver (in thousands of ounces)	173	179	-3%	440	484	-9%
Silver equivalent (in thousands of ounces)	173	1,770		440	484	-9%
Lead (in thousands of pounds)	2,211	2,412	-8%	5,692	6,564	-13%
Zinc (in thousands of pounds)	5,251	4,892	7%	12,363	13,900	-11%

Cost Data*
Mining costs ($/tonne)	36.15	36.91	-2%	42.31	40.35	5%
Shipping costs ($/tonne)
Milling costs ($/tonne)	14.23	15.44	-8%	16.19	16.16	0%
Production costs ($/tonne)	50.38	52.35	-4%	58.50	56.51	4%
All-in sustaining production costs ($/tonne)	76.84	88.26	-13%	86.93	83.02	5%

Cash cost per ounce of silver, net of by-product credits ($)	(8.95)	(13.72)	35%	(4.69)	(16.08)	71%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.01	5.02	60%	11.98	(0.71)	1787%

*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.
**	Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

In Q3 Fiscal 2024, a total of 99,667 tonnes of ore were mined and 98,299 tonnes were milled at the GC Mine, up 12% and 10%, respectively, compared to 89,196 tonnes mined and 89,612 tonnes milled in Q3 Fiscal 2023.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In Q3 Fiscal 2024, a total of 13,649 tonnes of waste was removed through the XRT Ore Sorting System.

Average head grades of ore milled were 68 g/t for silver, 1.1% for lead, and 2.7% for zinc compared to 75 g/t for silver, 1.4% for lead, and 2.8% for zinc in Q3 Fiscal 2023.

Metals produced at the GC Mine were approximately 173 thousand ounces of silver, 2.2 million pounds of lead, and 5.3 million pounds of zinc, representing an increase of 7% in zinc, and decreases of 3% and 8%, respectively, in silver and lead, compared to 179 thousand ounces of silver, 2.4 million pounds of lead, and 4.9 million pounds of zinc in Q3 Fiscal 2023. The decrease in silver and lead production was mainly due to lower head grades achieved due to mining sequence.

The mining costs at the GC Mine were $36.15 per tonne, down 2% compared to $36.91 per tonne in Q3 Fiscal 2023, and the milling costs were $14.23 per tonne, down 8% compared to $15.44 per tonne in Q3 Fiscal 2023. The production costs per tonne or ore processed were $50.38, down 4% compared to $52.35 in Q3 Fiscal 2023. The all-in sustaining production costs per tonne of ore processed were $76.84, down 13%, compared to $88.26 in Q3 Fiscal 2023. The decrease was primarily due to the higher ore production resulting in a lower unit fixed overhead costs allocation and the depreciation of the Chinese yuan against the US dollar over the same prior year period.

The cash costs per ounce of silver, net of by-product credits, at the GC Mine, in Q3 Fiscal 2024, were negative $8.95, compared to negative $13.72 in Q3 Fiscal 2023. The all-in sustaining costs per ounce of silver, net of by-product credits, were $8.01, compared to negative $5.02 in Q3 Fiscal 2023. The increase was mainly due to a decrease of $0.9 million in by-product credits offset by the decrease in the production costs per tonne of ore processed.

In Q3 Fiscal 2024, approximately 23,239 metres or $0.5 million worth of diamond drilling were completed (Q3 Fiscal 2023 – 16,914 metres or $0.5 million), of which approximately 12,327 metres or $0.2 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2023 – 12,470 metres or $0.3 million) and approximately 10,912 metres or $0.3 million of drilling were capitalized (Q3 Fiscal 2023 – 4,444 metres or $0.2 million). In addition, approximately 2,145 metres or $0.9 million of tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2023 – 1,786 metres or $0.6 million), and approximately 3,828 metres or $1.8 million of horizontal tunnels, raises, and declines were completed and capitalized (Q3 Fiscal 2023 – 3,642 metres or $1.1 million).

For the nine months ended December 31, 2023, a total of 241,968 tonnes of ore were mined and 232,824 tonnes were milled at the GC Mine, down 3% and 7%, respectively, compared to 250,316 tonnes mined and 251,114 tonnes milled in the same prior year period.

For the nine months ended December 31, 2023, a total of 22,252 tonnes of waste were removed through the XRT Ore Sorting System.

Average head grades of ore milled were 72 g/t for silver, 1.2% for lead, and 2.7% for zinc compared to 73 g/t for silver, 1.3% for lead, and 2.8% for zinc in the same prior year period.

Metals produced at the GC Mine were approximately 440 thousand ounces of silver, 5.7 million pounds of lead, and 12.4 million pounds of zinc, down 9%, 13%, and 11%, respectively, compared to 484 thousand ounces of silver, 6.6 million pounds of lead, and 13.9 million pounds of zinc in the same prior year period. The decrease was mainly due to less ore production and lower head grades achieved.

For the nine months ended December 31, 2023, the mining costs at the GC Mine were $42.31 per tonne, up 5% compared to $40.35 per tonne in the same prior year period, and the milling costs were $16.19 per tonne, a slight increase compared to $16.16 per tonne in the same prior year period. The production costs per tonne of ore processed were $58.50, up 4% compared to $56.51 in the same prior year period. The all-in sustaining production costs per tonne of ore processed were $86.93, up 5%, compared to $83.02 in the same prior year period. The increase was primarily due to the lower ore production resulting in a higher unit cost as well as the other factors discussed in the consolidated results.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

For the nine months ended December 31, 2023, the cash costs per ounce of silver, net of by-product credits, at the GC Mine, were negative $4.69, up 71% compared to negative $16.08 in the same prior year period. The all-in sustaining costs per ounce of silver, net of by-product credits, were $11.98, compared to negative $0.71 in the same prior year period.

For the nine months ended December 31, 2023, approximately 61,424 metres or $1.8 million worth of diamond drilling were completed (same prior year period – 54,707 metres or $1.8 million), of which approximately 36,804 metres or $0.7 million worth of underground drilling were expensed as part of mining costs (same prior year period – 39,655 metres or $1.2 million) and approximately 24,620 metres or $1.2 million of drilling were capitalized (same prior year period – 15,052 metres or $0.6 million ). In addition, approximately 6,608 metres or $2.2 million of tunnelling were completed and expensed as part of mining costs (same prior year period – 5,579 metres or $1.6 million), and approximately 9,518 metres or $3.7 million of horizontal tunnels, raises, and declines were completed and capitalized (same prior year period – 10,503 metres or $3.3 million).

(iii)	Kuanping Project

Activities at the Kuanping Project in Fiscal 2024 have been focused on completing studies and reports as required to construct the mine. As of December 31, 2023, the Company has completed studies on environmental, water, and soil assessments, and all these reports have been submitted to and approved by the relevant provincial authorities. An updated mineral resources estimate report prepared as per Chinese standards has been reviewed and approved by the relevant provincial authorities. A report, incorporating the mineral resources development and utilization plan, reclamation plan, and environmental rehabilitation plan, was prepared by the Company and reviewed and approved by an external expert panel. Total capital expenditures at the Kuanping Project during the nine months ended December 31, 2023 was $0.2 million.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

(v)	La Yesca Project

The La Yesca Project was placed on hold last year and no further exploration activities are planned.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(c)	Annual Operating Outlook

All references to Fiscal 2024 Guidance in this MD&A refer to the “Fiscal 2024 Operating Outlook” section in the Company’s Fiscal 2023 Annual MD&A dated May 24, 2023 (“Fiscal 2024 Guidance”) filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved for the nine months ended December 31, 2023 compared to the respective Fiscal 2024 Guidance:

		Head grades				Metal production				Production costs
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(oz)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Nine months ended December 31, 2023
Ying Mining District	635,878	0.14	241	3.5	0.7	5,352	4,614	44,952	6,463	84.33	140.20
GC Mine	232,824	-	72	1.2	2.7	-	440	5,692	12,363	58.50	86.93
Consolidated	868,702	0.10	196	2.9	1.2	5,352	5,054	50,644	18,826	77.57	139.79
	.
Fiscal 2024 Guidance
Ying Mining District	770,000-810,000	0.20	267	3.9	0.8	4,400-5,500	6,180-6,500	62,950-65,630	9,120-9,520	90.4-92.6	143.8-148.8
GC Mine	330,000-360,000	-	75	1.2	2.9	-	620-670	7,530-8,180	18,530-20,140	50.3-52.3	79.6-84.2
Consolidated	1,100,000-1,170,000	0.14	208	3.1	1.4	4,400 - 5,500	6,800-7,170	70,480-73,810	27,650-29,660	78.2-80.5	136.4-142.4

% of Fiscal 2024 Guidance*
Ying Mining District	80%	70%	90%	90%	88%	108%	73%	70%	69%	92%	96%
GC Mine	67%	0%	96%	100%	93%	0%	68%	72%	64%	114%	106%
Consolidated	77%	71%	94%	94%	86%	108%	72%	70%	66%	98%	100%

*	Percentage caculated based on mid-point of the related Fiscal 2024 Guidance

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures for the nine months ended December 31, 2023 compared to the respective Fiscal 2024 Guidance.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Nine months ended December 31, 2023
Ying Mining District	9,742	$6,856	63,384	$24,855	112,778	$3,970	9,375	$45,056	27,913	73,598
GC Mine	329	303	9,189	3,410	24,620	1,188	411	5,312	6,608	36,804
Corporate and other	-	-	-	-	-	209	32	241	-	-
Consolidated	10,071	$7,159	72,573	$28,265	137,398	$5,367	$9,818	$50,609	34,521	110,402

Fiscal 2024 Guidance
Ying Mining District	8,800	6,300	57,200	23,900	146,400	4,200	21,800	56,200	25,800	71,400
GC Mine	-	-	14,700	6,400	30,200	800	700	7,900	5,300	24,800
Corporate and other	-	-	-	-	-	-	600	600	-	-
Consolidated	8,800	$6,300	71,900	$30,300	176,600	$5,000	$23,100	$64,700	31,100	96,200

Percentage of Fiscal 2024 Guidance
Ying Mining District	111%	109%	111%	104%	77%	95%	43%	80%	108%	103%
GC Mine	-	-	63%	53%	82%	149%	59%	67%	125%	148%
Corporate and other	-	-	-	-	-	-	5%	40%	-	-
Consolidated	114%	114%	101%	93%	78%	107%	43%	78%	111%	115%

(iii)	Operating Outlook

The Company is currently refining the mine plan and expects to provide Fiscal 2025 production guidance along with the release of Fiscal 2024 production results in April 2024.

In the fourth quarter of Fiscal 2024, the Company expects to process 215,000 to 240,000 tonnes of ore to produce approximately 1,200 to 1,300 ounces of gold, 1.1 to 1.3 million ounces of silver, 11.5 to 13.5 million pounds of lead, and 4.5 to 5.0 million pounds of zinc, representing production increases of 11% to 30% in ore, 20% to 30% in gold, 0% to 17% in silver, 5% to 20% in lead, and 26% to 40% in zinc compared to the production results in the same quarter last year.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

To improve the operational efficiencies at the Ying Mining District, a mobile XRT Ore Sorting System was installed and currently is in trial run at the processing plant to address the higher anticipated dilution associated with shrinkage mining.

To preserve capital, instead of the original plan to build a new 3,000 tonnes per day (“tpd”) mill and to abolish the existing No. 1 Mill, the Company plans to add a new production line with 1,500 tpd capacity at the No. 2 Mill, which would increase the processing capacity at the Ying Mining District to 4,000 tpd. The No. 2 Mill expansion is expected to be completed in Fiscal 2025 and additional details will be provided in the Company’s Fiscal 2025 guidance.

(d)	Update on the Transactions with OreCorp

On August 6, 2023, the Company and OreCorp Limited(ASX: ORR) (“OreCorp”) announced the signing of a binding scheme implementation deed (the “Agreement”) whereby Silvercorp will acquire all fully-paid ordinary shares of OreCorp not held by Silvercorp or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the “Scheme”), subject to the satisfaction and/or waiver of various conditions, and whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, A$0.15 in cash and 0.0967 of a Silvercorp common shares.

Concurrently with entering into the Agreement, the Company and OreCorp entered into a placement agreement, whereby Silvercorp agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately $18.5 million (A$28.0 million). The placement was completed in August 2023, and as a result, the Company held approximately 15% of the total outstanding ordinary shares of OreCorp. Subsequent to the private placement, the Company acquired additional 3,477,673 OreCorp Shares on the market through the Australian Securities Exchange (the “ASX”) for approximately $1.1 million, and as of December 31, 2023 the Company held 73,889,007 OreCorp Shares, representing 15.74% of the total outstanding ordinary shares of OreCorp.

The Agreement and the Scheme were amended and restated on November 23, 2023 (the “Amending Deed”) to increase the cash consideration from A$0.15 to A$0.19 with no change to the share consideration, being 0.0967 of a Silvercorp common share, for each OreCorp Share.

On December 26, 2023, the Company and OreCorp have entered into a Bid Implementation (“BID”), pursuant to which Silvercorp agreed to acquire, by means of an off-market takeover offer, all of the OreCorp Shares not already owned by Silvercorp for consideration comprising 0.0967 common shares of Silvercorp and A$0.19 cash per OreCorp Share (the “Consideration”).

Under the BID, Silvercorp and OreCorp have provided undertakings to each other to facilitate the Transaction. The offer is subject to minimal conditions, including:

●	Silvercorp having a relevant interest in at least 50.1% of the OreCorp Shares (not yet met);

●	no regulatory action which could reasonably be expected to restrain, impede or prohibit the Offer and completion of the Transaction;

●	no OreCorp material adverse change or prescribed occurrence (both terms defined in a customary manner); and

●	normal course listing approval for the new Silvercorp Shares to be issued (conditional approval from Toronto Stock Exchange and authorization of the Company’s supplemental listing application from NYSE American received).

The OreCorp Board is unanimously recommending that OreCorp shareholders ACCEPT the Offer subject to their Independent Expert’s Report concluding, and continuing to conclude, that the Offer is reasonable to OreCorp shareholders and there being no Superior Proposal. Subject to those same qualifications, the OreCorp Board, who collectively hold 3.94% of the OreCorp Shares, intends to accept the offer in respect of all OreCorp Shares they own or control.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The BID includes market standard deal protection measures equivalent to those previously agreed under the Scheme, including “no talk” and “no due diligence” provisions (subject to a fiduciary out exception) and “no shop”. It also includes notification and matching rights for Silvercorp in the event of a competing proposal. Pursuant to these deal protection measures, OreCorp has agreed, inter alia that it will not solicit, encourage or initiate any competing proposal and further, that it will not participate in any discussions or negotiations with a third party in relation to any competing proposal (unless certain conditions are satisfied, including where a failure to do so would constitute a breach of the OreCorp Board’s fiduciary duties or statutory obligations).

As with the Scheme, under certain circumstances a break fee of approximately A$2.8 million will be payable by OreCorp to Silvercorp if the BID is terminated.

The offer is not subject to the approval of the Silvercorp’s shareholders and is not subject to any financing or due diligence conditions.

In conjunction with the execution of the BID, Silvercorp and OreCorp have mutually agreed to terminate the Agreement and the Amending Deed.

The off-market takeover offer document was dispatched to OreCorp shareholders on January 15, 2024 and since then, the offer is open for acceptance by OreCorp shareholders until February 23, 2024 (Sydney time), unless extended.

On February 1, 2024, the Company announced that it received a Merger Clearance Certificate (dated January 30, 2024) from the Tanzanian Fair Competition Commission (the “FCC”) providing unconditional merger control approval for the Transaction. This approval represents the sole Tanzanian regulatory requirements needed to complete the Transaction and clears any possibility of the potential breach of the “no regulatory action” condition.

4.	Investment in Associates

The following table shows a continuity of the Company’s investment in associates:

	Amount	Market value per quoted share prices
Balance, April 1, 2022	$56,841	$146,483
Purchase from open market	874
Paricipation in financing	1,181
Share of net loss	(2,901)
Share of other comprehensive loss	(886)
Dilution loss	(107)
Foreign exchange impact	(4,307)
Balance, March 31, 2023	$50,695	$126,398
Participation in financing	4,982
Dilution Gain	733
Share of net loss	(7,025)
Share of other comprehensive loss	236
Foreign exchange impact	1,136
Balance, December 31, 2023	$50,757	$92,534

(a)	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In September 2023, the Company participated in a bought deal financing of common shares of NUAG and acquired an additional 2,541,890 common shares of NUAG for a cost of $5.0 million. As a result of the financing, the Company’s ownership in NUAG was diluted to 27.4% and a dilution gain of $733 was recorded on the unaudited condensed consolidated interim statements of income.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

As at December 31, 2023, the Company owned 46,893,506 common shares of NUAG (March 31, 2023 – 44,351,616), representing an ownership interest of 27.4% (March 31, 2023 – 28.2%).

As at December 31, 2023, the carrying value of the investment in NUAG was $48.9 million (March 31, 2023 - $42.3 million), while the market value based on the quoted market price of NUAG’s common share was $89.0 million (March 31, 2023 - $119.6 million).

(b)	Investment in Tincorp Metals Inc. (“TIN”)

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

On December 15, 2022, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

As at December 31, 2023, the Company owned 19,514,285 common shares of TIN (March 31, 2023 – 19,514,285), representing an ownership interest of 29.3% (March 31, 2023 – 29.3%).

As at December 31, 2023, the carrying value of the investment in TIN was $1.9 million (March 31, 2023 - $7.4 million), while the market value based on the quoted market price of TIN’s common share was $3.5 million (March 31, 2023 - $6.8 million).

Subsequent to December 31, 2023, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. The Facility has a maturity date of January 31, 2025.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

5.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past eleven quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Fiscal 2024	Quarter Ended			Period Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023
Revenue	$60,006	$53,992	$58,508	$172,506
Cost of mine operations	36,705	33,049	35,201	104,955
Income from mine operations	23,301	20,943	23,307	67,551
Corporate general and administrative expenses	3,650	3,810	3,228	10,688
Foreign exchange loss (gain)	2,227	(1,314)	701	1,614
Share of loss in associates	640	705	5,680	7,025
Dilution gain on investment in associate	-	(733)	-	(733)
Loss (gain) on investments	(1,086)	603	(6,204)	(6,687)
Other items	(130)	912	2,219	3,001
Income from operations	18,000	16,960	17,683	52,643
Finance items	(1,434)	(1,688)	(1,510)	(4,632)
Income tax expenses	6,221	3,878	5,123	15,222
Net income	13,213	14,770	14,070	42,053
Net income attributable to equity holders of the Company	9,217	11,050	10,510	30,777
Basic earnings per share	0.05	0.06	0.06	0.17
Diluted earnings per share	0.05	0.06	0.06	0.17
Cash dividend declared	2,214	-	2,214	4,428
Cash dividend declared per share	0.0125	-	0.0125	0.025
Other financial information
Total assets				720,412
Total liabilities				115,392
Total equity attributable to equity holders of the Company				512,538

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
Revenue	$63,592	$51,739	$58,651	$34,147	$208,129
Cost of mine operations	38,690	37,378	36,907	24,371	137,346
Income from mine operations	24,902	14,361	21,744	9,776	70,783
Corporate general and administrative expenses	3,557	3,476	3,171	3,045	13,249
Foreign exchange loss (gain)	(1,656)	(4,340)	850	304	(4,842)
Share of loss in associates	728	771	677	725	2,901
Dilution loss on investment in associate				107	107
Loss (gain) on equity investments	2,671	1,596	(3,010)	1,061	2,318
Impairment charges against mineral rights and properties	-	20,211	-	-	20,211
Other items	231	61	2,791	9	3,092
Income from operations	19,371	(7,414)	17,265	4,525	33,747
Finance items	(800)	(1,023)	69	358	(1,396)
Income tax expenses	6,087	3,811	2,259	1,886	14,043
Net income	14,084	(10,202)	14,937	2,281	21,100
Net income (loss) attributable to equity holders of the Company	10,169	(1,712)	11,916	235	20,608
Basic earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Diluted earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Cash dividend declared	2,216	-	2,209	-	4,425
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					676,799
Total liabilities					96,968
Total attributable shareholders’ equity					489,053

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2022	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
Revenue	$58,819	$58,435	$59,079	$41,590	$217,923
Cost of mine operations	33,315	34,823	37,603	27,881	133,622
Income from mine operations	25,504	23,612	21,476	13,709	84,301
Corporate general and administrative expenses	3,838	3,749	3,310	3,284	14,181
Foreign exchange loss (gain)	450	(2,063)	(1,813)	3,159	(267)
Share of loss in associates	396	469	403	920	2,188
Loss (gain) on equity investments	722	3,365	(1,101)	499	3,485
Other items	314	460	1,481	(106)	2,149
Income from operations	19,784	17,632	19,196	5,953	62,565
Finance items	(1,265)	(481)	8,171	(932)	5,493
Income tax expenses (recovery)	4,817	5,355	3,093	523	13,788
Net income	16,232	12,758	7,932	6,362	43,284
Net income attributable to equity holders of the Company	12,212	9,393	5,063	3,966	30,634
Basic earnings per share	0.07	0.05	0.03	0.02	0.17
Diluted earnings per share	0.07	0.05	0.03	0.02	0.17
Cash dividend declared	2,202	-	2,211	-	4,413
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					723,538
Total liabilities					103,424
Total attributable shareholders’ equity					512,396

(b)	Overview of Q3 Fiscal 2024 Financial Results

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2024 was $10.5 million or $0.06 per share, compared to net income of $11.9 million or $0.07 per share in Q3 Fiscal 2023.

Compared to Q3 Fiscal 2023, the Company’s consolidated financial results in the current quarter were mainly impacted by i) increases of 11%, 17%, and 2%, respectively, in the realized selling prices for gold, silver, and lead, and a decrease of 15% in the realized selling price for zinc; ii) increases of 22% and 3%, respectively in gold and zinc sold and decreases of 8% and 16%, respectively, in silver and lead sold; iii) a decrease of 4% in per tonne production costs; iv) an improvement of $4.4 million in mark-to-market investments; and v) an increase of $5.0 million in the share of loss in associates.

Revenue in Q3 Fiscal 2024 was $58.5 million, a slight decrease compared to $58.7 million in Q3 Fiscal 2023. The decrease is mainly due to a decrease of $5.8 million arising from the decrease in silver and lead sold and a decrease of $1.0 million arising from a lower zinc price, offset by an increase of $6.2 million arising from higher gold, silver and lead prices.

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended December 31, 2023			Three months ended December 31, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (ounces)	1,342	-	1,342	1,100	-	1,100
Silver (in thousands of ounces)	1,536	167	1,703	1,675	185	1,860
Lead (in thousands of pounds)	14,194	2,054	16,248	16,969	2,304	19,273
Zinc (in thousands of pounds)	2,215	5,105	7,320	2,143	4,976	7,119
Revenue
Gold (in thousands of $)	2,305	-	2,305	1,695	-	1,695
Silver (in thousands of $)	31,700	2,605	34,305	29,403	2,514	31,917
Lead (in thousands of $)	12,429	1,782	14,211	14,401	1,944	16,345
Zinc (in thousands of $)	1,881	4,155	6,036	2,182	4,639	6,821
Other (in thousands of $)	1,112	539	1,651	1,127	746	1,873
	49,427	9,081	58,508	48,808	9,843	58,651
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($ per ounce)	1,718	-	1,718	1,541	-	1,541
Silver ($ per ounce)	20.64	15.60	20.14	17.55	13.59	17.17
Lead ($ per pound)	0.88	0.87	0.87	0.85	0.84	0.85
Zinc ($ per pound)	0.85	0.81	0.82	1.02	0.93	0.96

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 F2024	Q3 F2023	Q3 F2024	Q3 F2023	Q3 F2024	Q3 F2023	Q3 F2024	Q3 F2023
Net realized selling prices	$20.14	$17.17	$1,718	$1,541	$0.87	$0.85	$0.82	$0.96
SME	$25.26	$21.28	$2,028	$1,753	$1.01	$0.98	$1.33	$1.57
LME	$23.22	$21.08	$1,977	$1,726	$0.96	$0.95	$1.14	$1.36

Costs of mine operations in Q3 Fiscal 2024 were $35.2 million, down 5% compared to $36.9 million in Q3 Fiscal 2023. Items included in costs of mine operations are as follows:

	Q3 Fiscal 2024	Q3 Fiscal 2023	Change
Production costs	$22,566	$24,603	-8%
Depreciation and amortization	7,382	7,599	-3%
Mineral resource taxes	1,372	1,438	-5%
Government fees and other taxes	808	633	28%
General and administrative	3,073	2,634	17%
	$35,201	36,907	-5%

Production costs expensed in Q3 Fiscal 2024 were $22.6 million, down 8% compared to $24.6 million in Q3 Fiscal 2023. The decrease was mainly due to less metals sold and a decrease of 4% in per tonne production costs. The production costs expensed represent approximately 304,000 tonnes of ore processed expensed at $74.26 per tonne, compared to approximately 316,500 tonnes of ore processed expensed at $77.73 per tonne in Q3 Fiscal 2023.

The decrease in the mineral resource taxes was mainly due to lower revenue achieved in Q3 Fiscal 2024. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Mine general and administrative expenses for the mine operations in Q3 Fiscal 2024 were $3.1 million, comparable to $2.6 million in Q3 Fiscal 2023. Items included in general and administrative expenses for the mine operations are as follows:

	Q3 Fiscal 2024	Q3 Fiscal 2023	Change
Amortization and depreciation	$290	$285	2%
Office and administrative expenses	887	652	36%
Professional Fees	251	97	159%
Salaries and benefits	1,645	1,600	3%
	$3,073	$2,634	17%

Income from mine operations in Q3 Fiscal 2024 was $23.3 million, up 7% compared to $21.7 million in Q3 Fiscal 2023. Income from mine operations at the Ying Mining District was $21.5 million, compared to $19.0 million in Q3 Fiscal 2023. Income from mine operations at the GC Mine was $1.9 million, compared to income of $2.9 million in Q3 Fiscal 2023.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Corporate general and administrative expenses in Q3 Fiscal 2024 were $3.2 million, up 0% compared to $3.2 million in Q3 Fiscal 2023. The increase was mainly due to the increase in salaries and benefits arising from more manpower employed and pay rate adjustments, offset by the decreases in share-based compensation expenses and office and administrative expenses. Items included in corporate general and administrative expenses are as follows:

	Q3 Fiscal 2024	Q3 Fiscal 2023	Change
Amortization and depreciation	$146	$139	5%
Office and administrative expenses	362	511	-29%
Professional Fees	307	239	28%
Salaries and benefits	1,648	1,441	14%
Share-based compensation	765	841	-9%
	$3,228	$3,171	2%

Foreign exchange loss in Q3 Fiscal 2024 was $0.7 million compared to $0.9 million in Q3 Fiscal 2023. The foreign exchange gain or loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Gain on investments in Q3 Fiscal 2024 was $6.2 million, an increase of $3.2 million compared to $3.0 million in Q3 Fiscal 2023. The gain was mainly due to the changes in value of mark-to-market investments.

Share of loss in associates in Q3 Fiscal 2024 was $5.7 million, compared to $0.7 million in Q3 Fiscal 2023. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Finance income in Q3 Fiscal 2024 was $1.6 million compared to $0.6 million in Q3 Fiscal 2023. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Q3 Fiscal 2024 was $0.1 million compared to $0.7 million in Q3 Fiscal 2023. The finance costs primarily comprised of the following:

	Q3 Fiscal 2024	Q3 Fiscal 2023
Interest on lease obligation	$5	$9
Unwinding of discount of environmental rehabilitation provision	46	58
Impairment charges against debt investment	-	501
Loss on disposal of bonds	-	93
	$51	$661

Income tax expenses in Q3 Fiscal 2024 were $5.1 million, up 127% compared to $2.3 million in Q3 Fiscal 2023. The increase is mainly due to the increase in taxable income from mine operations and the withholding tax paid on funds distributed out of China through dividend payments. The income tax expense recorded in Q3 Fiscal 2024 included a current income tax expense of $3.8 million (Q3 Fiscal 2023 - $1.2 million) and a deferred income tax expense of $1.3 million (Q3 Fiscal 2023 - $1.1 million). The current income tax expenses in Q3 Fiscal 2024 included withholding tax expenses of $1.1 million (Q3 Fiscal 2023- $nil), which were paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of the Financial Results for the nine months ended December 31, 2023

Net income attributable to equity shareholders of the Company for the nine months ended December 31, 2023 was $32.1 million or $0.18 per share, compared to net income of $20.4 million or $0.12 per share in the same prior year period.

Compared to the same prior year period, the Company’s consolidated financial results for the nine months ended December 31, 2023 were mainly impacted by i) an increase of 57% in gold sold, and decreases of 8%, 12% and 6%, respectively, in silver, lead and zinc sold; ii) increases of 19% and 17%, respectively, in the realized selling price for gold and silver, and decreases of 1% and 26%, respectively, in the realized selling prices for lead and zinc; iii) a decrease of $6.7 million in foreign exchange gain; iv) an improvement of $8.0 million in mark-to-market investments, v) an increase of $4.8 million in the share loss in associate, and vi) $nil impairment charge versus a $20.2 million impairment charge against the mineral rights and properties in the same prior year period.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Revenue for the nine months ended December 31, 2023 was $172.5 million, down 1% compared to $174.0 million in the same prior year period. The decrease is mainly due to a decrease of $16.0 million arising from the decreases in silver, lead and zinc sold and a decrease of $5.8 million arising from lower lead and zinc price, offset by an increase of $3.4 million arising from the increase in gold sold and an increase of $16.7 million arising from higher gold and silver prices. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Nine months ended December 31, 2023			Nine months ended December 31, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (ounces)	5,352	-	5,352	3,400	-	3,400
Silver (in thousands of ounces)	4,665	431	5,096	5,083	481	5,564
Lead (in thousands of pounds)	43,471	5,282	48,753	49,316	6,350	55,666
Zinc (in thousands of pounds)	6,510	12,308	18,818	6,060	13,927	19,987
Revenue
Gold (in thousands of $)	9,385	-	9,385	5,027	-	5,027
Silver (in thousands of $)	94,051	6,559	100,610	87,793	6,288	94,081
Lead (in thousands of $)	37,433	4,500	41,933	42,730	5,430	48,160
Zinc (in thousands of $)	5,408	9,902	15,310	6,849	14,892	21,741
Other (in thousands of $)	3,565	1,703	5,268	3,330	1,643	4,973
	149,842	22,664	172,506	145,729	28,253	173,982
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($ per ounce)	1,754	-	1,754	1,479	-	1,479
Silver ($ per ounce)	20.16	15.22	19.74	17.27	13.07	16.91
Lead ($ per pound)	0.86	0.85	0.86	0.87	0.86	0.87
Zinc ($ per pound)	0.83	0.80	0.81	1.13	1.07	1.09

Costs of mine operations for the nine months ended December 31, 2023 were $105.0 million, down 7% compared to $113.0 million in the same prior year period. Items included in costs of mine operations are as follows:

	Nine months ended December 31,
	2023	2022	Change
Production costs	$68,132	$76,145	-11%
Depreciation and amortization	21,560	22,511	-4%
Mineral resource taxes	4,335	4,286	1%
Government fees and other taxes	2,216	1,973	12%
General and administrative	8,712	8,060	8%
	$104,955	112,975	-7%

Production costs expensed for the nine months ended December 31, 2023 were $68.1 million, down 11% compared to $76.1 million in the same prior year period. The decrease was mainly due to less metals sold and a decrease of 6% in per tonne production costs. The production costs expensed represent approximately 878,000 tonnes of ore processed and expensed at $77.57 per tonne, compared to approximately 925,800 tonnes of ore processed and expensed at $82.25 per tonne in the same prior year period.

Mine general and administrative expenses for the mine operations for the nine months ended December 31, 2023 were $8.7 million, up 8% compared to $8.1 million in the same prior year period. Items included in general and administrative expenses for the mine operations are as follows:

	Nine months ended December 31,
	2023	2022	Change
Amortization and depreciation	$831	$903	-8%
Office and administrative expenses	2,435	2,038	19%
Professional Fees	478	330	45%
Salaries and benefits	4,968	4,789	4%
	$8,712	$8,060	8%

Income from mine operations for the nine months ended December 31, 2023 was $67.6 million, up 11% compared to $61.0 million in the same prior year period. Income from mine operations at the Ying Mining District was $65.0 million, compared to $53.3 million in the same prior year period. Income from mine operations at the GC Mine was $2.8 million, compared to $8.0 million in the same prior year period.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Corporate general and administrative expenses for the nine months ended December 31, 2023 were $10.7 million, up 5% compared to $10.2 million in the same prior year period. Items included in corporate general and administrative expenses are as follows:

	Nine months ended December 31,
	2023	2022	Change
Amortization and depreciation	$442	$430	3%
Office and administrative expenses	1,419	1,326	7%
Professional Fees	721	602	20%
Salaries and benefits	4,604	4,713	-2%
Share-based compensation	3,502	3,133	12%
	$10,688	$10,204	5%

Foreign exchange loss for the nine months ended December 31, 2023 was $1.6 million compared to a gain of $5.1 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Gain on investments for the nine months ended December 31, 2023 was $6.7 million, compared to a loss of $1.3 million in the same prior year period. The gain or loss was mainly due to the changes in value of mark-to-market investments.

Share of loss in an associate for the nine months ended December 31, 2023 was $7.0 million, compared to $2.2 million in the same prior year period. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Dilution gain on investment in associate for the nine months ended December 31, 2023 was $0.7 million, compared to $nil in the same prior year period. As at December 31, 2023, the Company’s ownership in NUAG was diluted to 27.4% from 28.2% as at March 31, 2023.

Impairment of mineral rights and properties for the nine months ended December 31, 2023 was $nil million, compared to $20.2 million in the same prior year period. In Q3 Fiscal 2023, the Company decided not to plan further significant work at the Las Yesca Project and an impairment charge of $20.2 was recorded.

Finance income for the nine months ended December 31, 2023 was $4.8 million compared to $3.0 million in the same prior year period. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs for the nine months ended December 31, 2023 was $0.2 million compared to $1.3 million in the same prior year period. The finance costs primarily comprised of the following:

	Nine months ended December 31,
	2023	2022
Interest on lease obligation	$18	$35
Unwinding of discount of environmental rehabilitation provision	147	182
Impairment charges against debt investment	-	946
Loss on disposal of bonds	-	93
	$165	$1,256

Income tax expenses for the nine months ended December 31, 2023 were $15.2 million, up 25% compared to $12.2 million in the same prior year period. The income tax expense recorded for the nine months ended December 31, 2023 included a current income tax expense of $11.2 million (same prior year period - $7.6 million) and a deferred income tax expense of $4.1 million (same prior year period - $4.5 million). The current income tax expenses for the nine months ended December 31, 2023 included withholding tax expenses of $3.6 million (same prior year period- $2.6 million), which was paid at a rate of 10% on dividends distributed out of China.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

6.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position.

As at	December 31, 2023	March 31, 2023	Changes
Cash and cash equivalents	$143,280	$145,692	$(2,412)
Short-term investments	55,015	57,631	(2,616)
	$198,295	$203,323	$(5,028)
Working capital	$159,555	$177,808	$(18,253)

Cash, cash equivalents and short-term investments as at December 31, 2023 were $198.3 million, down 2% or $3.7 million compared to $203.3 million as at March 31, 2023.

Working capital as at December 31, 2023 was $159.6 million, down 10% compared to $177.8 million as at March 31, 2023.

The decrease is mainly due to i) $38.6 million spent on mineral rights and property development expenditures and $8.7 million on the acquisition of plant and equipment; ii) $23.3 million investment in other investment and $5.0 million investment in an associate; iii) $4.4 million dividend to shareholders of the Company and $7.3 million distribution to non-controlling interest partners; offset by iv) $81.3 million cash from operations.

The following table summarizes the Company’s cash flow for the three and nine months ended December 31, 2023 and 2022.

	Three months ended December 31,			Nine months ended December 31,
	2023	2022	Changes	2023	2022	Changes
Cash flow
Cash provided by operating activities	$23,607	$25,661	$(2,054)	$81,332	$79,901	$1,431
Cash provided by (used in) investing activities	774	(24,505)	25,279	(71,406)	1,802	(73,208)
Cash provided by (used in) financing activities	(2,604)	(2,373)	(231)	(12,767)	(14,260)	1,493
Increase (decrease) in cash and cash equivalents	21,777	(1,217)	22,994	(2,841)	67,443	(70,284)
Effect of exchange rate changes on cash and cash equivalents	2,405	5,688	(3,283)	429	(9,904)	10,333
Cash and cash equivalents, beginning of the period	119,098	166,370	(47,272)	145,692	113,302	32,390
Cash and cash equivalents, end of the period	$143,280	$170,841	$(27,561)	$143,280	$170,841	$(27,561)

Cash flow provided by operating activities in Q3 Fiscal 2024 was $23.6 million, down $2.1 million, compared to $25.7 million in Q3 Fiscal 2023. The increase was due to:

●	$23.7 million cash flow from operating activities before changes in non-cash operating working capital, down $0.3 million, compared to $24.0 million in Q3 Fiscal 2023, and the decrease was mainly due to the increase in income tax payments; and

●	$0.1 million cash used by the changes in non-cash working capital, compared to $1.7 million provided in Q3 Fiscal 2023.

For the nine months ended December 31, 2023, cash flow provided by operating activities was $81.3 million, up $1.4 million compared to $79.9 million. Before changes in non-cash operating working capital, cash flow from operating activities was $73.3 million, down $2.8 million compared to $76.1 million for the same prior year period.

Cash flow provided in investing activities in Q3 Fiscal 2024 was $0.8 million, compared to $24.5 million cash used in Q3 Fiscal 2023, and comprised mostly of:

•	$47.6 million proceeds from the redemptions of short-term investments (Q3 Fiscal 2023 - $26.5 million);

●	$0.3 million proceeds from disposal of other investments (Q3 Fiscal 2023 - $0.5 million);

●	$2.9 million refunds from reclamation deposits (Q3 Fiscal 2023 - $nil); offset by,

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

•	$32.0 million spent on investment in short-term investments (Q3 Fiscal 2023 - $32.0 million);

●	$14.6 million spent on mineral exploration and development expenditures (Q3 Fiscal 2023 - $11.5 million);

●	$2.2 million spent to acquire plant and equipment (Q3 Fiscal 2023 - $4.2 million).

•	$1.2 million spent on investment in other investments (Q3 Fiscal 2023 - $1.9 million);

●	$nil spent on investment in an associate (Q3 Fiscal 2023 - $1.2 million).

For the nine months ended December 31, 2023, cash flow used in investing activities was $71.4 million, compared to $1.8 million provided by the same prior year period, and comprised mostly of:

•	$61.5 million spent on investment in short-term investments (same prior year period - $112.3 million);

●	$38.6 million spent on mineral exploration and development expenditures (same prior year period - $34.2 million);

●	$23.3 million spent on the acquisition of other investments (same prior year period - $3.7 million), including $19.6 million spent on the investment in OreCorp;

●	$5.0 million spent on investment in an associate (same prior year period - $1.9 million);

●	$8.7 million spent to acquire plant and equipment (same prior year period - $10.9 million); offset by,

•	$61.1 million proceeds from the redemptions of short-term investments (same prior year period - $164.5 million);

●	$1.1 million proceeds from the disposal of other investments (same prior year period - $0.5 million).

Cash flow used in financing activities in Q3 Fiscal 2024 was $2.6 million, compared to $2.4 million cash from financing activities in Q3 Fiscal 2023, and comprised mostly of:

●	$0.1 million lease payment (Q3 Fiscal 2023 - $0.2 million);

●	$0.3 million spent to buy back 119,270 common shares of the Company under the Normal Course Issuer Bid (Q3 Fiscal 2023 - $nil); and

●	$0.1 million in distributions to non-controlling shareholders (Q3 Fiscal 2023 - $nil).

Cash flow used in financing activities for the nine months ended December 31, 2023 was $12.8 million, compared to $14.3 million in the same prior year period, and comprised mostly of:

●	$0.2 million lease payment (same prior year period - $0.5 million);

●	$7.3 million in distributions to non-controlling shareholders (same prior year period - $7.3 million);

●	$4.4 million cash dividends paid to equity holders of the Company (same prior year period - $4.4 million);

●	$0.8 million spent to buy back 315,824 common shares of the Company under the Normal Course Issuer Bid (same prior year period - $2.1 million spent to buy back 838,237 common shares).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments.

The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

As at December 31, 2023, the Company has cash, cash equivalents, and short-term investments of $199.6 million and working capital of $160.9 million. The Company’s financial position at December 31, 2023 and the operating cash flows that are expected over the next 12 months lead the Company to believe that the Company’s liquid assets are sufficient to satisfy the Company’s Fiscal 2024 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A. The Company is not subject to any externally imposed capital requirements.

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at December 31, 2023.

	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$52,539	$-	$52,539
Deposit received	4,354	-	4,354
Lease obligation	291	121	412
Income tax payable	1,174	-	1,174
	$58,358	$121	$58,479

Subsequent to December 31, 2023, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. The Facility has a maturity date of January 31, 2025.

The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

As at December 31, 2023, the Company has working capital of $159.6 million (March 31, 2023 - $177.8 million). The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuous reporting requirements.

7.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at December 31, 2023, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $9.9 million (March 31, 2023 - $10.2 million) over the next twenty years, which has been discounted using an average discount rate of 2.83% (March 31, 2023 – 2.83%).

The accretion of the discounted charge for the nine months ended December 31, 2023 was $0.1 million (same prior year period - $0.2 million), and reclamation expenditures incurred for the nine months ended December 31, 2023 was $0.8 million (same prior year period - $0.6 million).

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

8.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China, Mexico, and Tanzania; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the widespread outbreak of epidemics, pandemics, or other health crises, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and annual Audited Consolidated Financial Statements, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company’s exposures and management of each of those risks is described in the condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 under Note 20 “Financial Instruments”, along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at December 31, 2023 is summarized as follows:

	Cash and cash equivelents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets explosure	Effect of +/- 10% change in currency
US dollar	$68,539	$1,403	$2,654	$(330)	$72,266	$7,227
Australian dollar	253	-	32,294	-	32,547	3,255
	$68,792	$1,403	$34,948	$(330)	$104,813	$10,482

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at December 31, 2023, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2023 (at March 31, 2023 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $4.3 million and $0.1 million, respectively.

(b)	Metal Price Risk

The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

(c)	Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recovery

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for Mineral Reserves and Mineral Resources contained herein are estimates only based on a number of assumptions, any adverse changes to which could require us to lower our Mineral Resource and Mineral Reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to, prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the existing known and experienced recoveries will continue.

(d)	Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chain as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

Any public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Any such disruptions could have adverse effect on the Company’s production, revenue, costs, and net income.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(e)	Operations and political conditions

All the Company’s material operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations, all of which could adversely affect the Company’s business and financial condition.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through legal entities incorporated under and governed by the laws of China. The non-controlling interest partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations, which could adversely affect the Company’s business and results of operations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which maybe different from that imposed on domestic Chinese companies, such as the “National Security Review” introduced by China in 2021 for any new mineral project to be developed by a company with more than 25% foreign investment in share holdings. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future. Any further such changes may constrain the Company’s future expansion plans and adversely affect its profitability.

(f)	Regulatory environment in China

The Company’s principal mining operations are in China, and are subject to a range of Chinese laws, regulations, policies, standards and requirements in relation to, among other things, mine exploration, development, production, taxation, labour standards, occupational health and safety, waste treatment and environmental protection, and operation management. Any changes to these laws, regulations, policies, standards and requirements or to the interpretation or enforcement thereof may increase the Company’s operating costs and thus adversely affect the Company’s results of operations.

The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In December 2021, Cyberspace Administration of China (“CAC”) announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and pursuant to which network platform operators possessing personal information of more than one million individual users must undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder. The Company and its subsidiaries in China do not carry out business in China through any self-owned network platform or hold personal information, and the Company currently is not subject to the cybersecurity review. However, it is uncertain if the Company will be required to apply for the cybersecurity review in the future. If the review is required, it is uncertain if the Company can fully or timely comply with the Cybersecurity Review Measures and related regulations. Non-compliance could materially and adversely affect our business, financial condition, and results of operations.

In February 2023, Chinese Security Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures of Overseas Listing”) which have been effective on March 31, 2023. The Trial Measures of Overseas Listing require that 1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC; 2) initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, and subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed; 3) any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (b) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. [The underwriters or brokers assisting the issuer with the offering, if any, must also make certain filings and undertakings with the CSRC.] The determination as to whether or not an overseas offering and listing by domestic companies is indirect overseas offering and listing, shall be made on a substance over form basis. The Company may be subject to the Trial Measures of Overseas Listing, meaning that if the Company issues new shares or convertible securities in the future, the Company [and any underwriter or broker assisting the Company with the offering] may need to make a post issuance filing to the CSRC. This may increase the regulatory complexity, timing and cost of the Company’s equity financings, and may in practice restrict the Company’s selection of [underwriters or brokers] for an equity financing. Any further governmental actions to restrict financing transactions by issuers such as the Company could further limit or hinder our ability to offer securities to investors and cause the value of our securities to significantly decline.

In addition, on February 24, 2023, CSRC, Ministry of Finance; National Administration of State Secrets Protection and National Archives Administration of China issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”) which became effective on March 31, 2023. The Revised Confidentiality and Archives Administration Provisions require that in the overseas issuance and listing activities of domestic enterprises, the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable laws and regulations of China and the Revised Confidentiality and Archives Administration Provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Failure to comply with the Revised Confidentiality and Archives Administration Provisions may have negative impact on the Company’s financing activities as CSRC may not accept our filing and may also expose management to legal liabilities in China.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In addition, China has further strengthened its national security review of foreign investment. The measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process.

Although the Company seeks to comply with all new Chinese laws, regulations, policies, standards and requirements applicable to the mining industry or all changes in existing laws, regulations, policies, standards and requirements, the Company may not be able to comply with them economically or at all. Furthermore, any such new Chinese laws, regulations, policies, standards and requirements or any such change in existing laws, regulations, policies, standards and requirements may also constrain the Company’s future expansion plans and adversely affect its profitability.

(g)	Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. Under the Chinese laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits. Nevertheless, there can be no assurance as to whether the current relevant Chinese laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all, once such permits expire.

Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow exploration permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(h)	Title to properties

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

(i)	Environmental and safety risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entails uncertain costs.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(j)	Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

(k)	Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroying data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company will not experience a material cybersecurity incident in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

(l)	Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

(m)	Claims and Legal Proceeding Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company’s financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

9.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

10.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows:

	December 31, 2023	March 31, 2023
NUAG (a)	$125	$51
TIN (b)	171	37
	$296	$88

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2023, the Company recovered $0.2 million and $0.7 million, respectively (three and nine months ended December 31, 2022- $0.2 million and $0.7 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

(b)	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2023, the Company recovered $0.1 million and $0.3 million, respectively (three and nine months ended December 31, 2022- $0.07 million and $0.1 million, respectively,), from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

11.	Alternative Performance (Non-IFRS) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2023 and 2022:

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, and gain or loss on investments. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Net income (loss) as reported for the period	$14,070	$14,937	$42,053	$18,819
Adjustments, net of tax
Share-based compensation included in general and administrative	765	841	3,502	3,133
Foreign exchange loss (gain)	701	850	1,614	(5,146)
Share of loss in associates	5,680	677	7,025	2,176
Loss (gain) on investments	(6,204)	(3,010)	(6,687)	1,257
Dilution gain on investment in associates	-	-	(733)	-
Impairment charges to mineral rights and properties	-	-	-	20,211
Impairment loss on bonds investments included in finance costs	-	501	-	946
Adjusted earnings for the period	$15,012	$14,796	$46,774	$41,396
Non-controlling interest as reported	3,560	3,021	11,276	(1,554)
Adjustments to non-controlling interest	-	-	-	10,894
Adjusted non-controlling interest	3,560	3,021	11,276	9,340
Adjusted earnings attributable to equity holders	$11,452	$11,775	$35,498	$32,056
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.06	$0.07	$0.20	$0.18
Diluted adjusted earning per share	$0.06	$0.07	$0.20	$0.18
Basic weighted average shares outstanding	176,905,791	176,723,433	176,892,354	176,892,860
Diluted weighted average shares outstanding	179,437,206	178,938,856	179,423,769	179,024,844

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c)	Silver Equivalent

Silver equivalent is an alternative performance (non-IFRS) measure calculated by converting the gold metals quantity to its silver equivalent using the ratio between the realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of the Company’s production in silver equivalent:

	Q3 Fiscal 2024			Q3 Fiscal 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	1,342	-	1,342	1,100	-	1,100
Realized selling price for gold ($/ounce)	1,718	-	1,718	1,541	-	1,541
Realized selling price for silver ($/ounce)	20.64	-	20.14	17.55	-	17.17
Silver Equivalent Production
Gold coverted into silver (in thousands of ounces)	111	-	111	96	-	96
Silver production (in thousands of ounces)	1,511	173	1,684	1,674	179	1,853
Silver Equivalent (in thousands ounces)	1,622	173	1,795	1,770	179	1,949

	Nine months ended December 31, 2023			Nine months ended December 31, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	5,352	-	5,352	3,400	-	3,400
Realized selling price for gold ($/ounce)	1,754	-	1,754	1,479	-	1,479
Realized selling price for silver ($/ounce)	20.16	-	19.74	17.27	-	16.91
Silver Equivalent Production
Gold coverted into silver (in thousands of ounces)	466	-	466	291	-	291
Silver production (in thousands of ounces)	4,614	440	5,054	5,027	484	5,511
Silver Equivalent (in thousands ounces)	5,080	440	5,520	5,318	484	5,802

(d)	Costs per Ounce of Silver

Cash costs and all-in sustaining costs (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash costs is calculated by deducting revenue from the sales of all metals other than silver from the production costs reported on statements of income and is calculated per ounce of silver sold.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits:

		Three months ended December 31, 2023					Three months ended December 31, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$17,585	$4,981	$-	$-	$22,566	$19,812	$4,791	$-	$-	$24,603
By-product sales
Gold		(2,305)	-	-	-	(2,305)	(1,695)	-	-	-	(1,695)
Lead		(12,429)	(1,782)	-	-	(14,211)	(14,401)	(1,944)	-	-	(16,345)
Zinc		(1,881)	(4,155)	-	-	(6,036)	(2,182)	(4,639)	-	-	(6,821)
Other		(1,112)	(539)	-	-	(1,651)	(1,127)	(746)	-	-	(1,873)
Total by-product sales	B	(17,727)	(6,476)	-	-	(24,203)	(19,405)	(7,329)	-	-	(26,734)
Total cash costs, net of by-product credits	C=A+B	(142)	(1,495)	-	-	(1,637)	407	(2,538)	-	-	(2,131)
Add: Mineral resources tax		1,141	231	-	-	1,372	1,190	248	-	-	1,438
General and administrative		2,303	680	90	3,228	6,301	1,837	697	100	3,171	5,805
Amortization included in general and administrative		(158)	(76)	(56)	180	(110)	(134)	(83)	(68)	(139)	(424)
Property evaluation and business development*		-	-	12	550	562	-	-	-	173	173
Government fees and other taxes		567	240	1	-	808	373	256	4	-	633
Reclamation accretion		30	9	7	-	46	40	11	7	-	58
Lease payment		-	-	-	66	66	-	-	-	164	164
Sustaining capital expenditures		10,065	1,748	81	(5)	11,889	9,121	2,337	-	87	11,545
All-in sustaining costs, net of by-product credits	F	13,806	1,337	135	4,019	19,297	12,834	928	43	3,456	17,261
Add: Non-sustaining capital expenditures		4,310	566	-	-	4,876	3,025	488	639	-	4,152
All-in costs, net of by-product credits	G	18,116	1,903	135	4,019	24,173	15,859	1,416	682	3,456	21,413
Silver ounces sold (’000s)	H	1,536	167	-	-	1,703	1,675	185	-	-	1,860
Cash costs per ounce of silver, net of by-product credits	C/H	$(0.09)	$(8.95)	$-	$-	$(0.96)	$0.24	$(13.72)	$-	$-	$(1.15)
All-in sustaining costs per ounce of silver, net of by-product credits	F/H	$8.99	$8.01	$-	$-	$11.33	$7.66	$5.02	$-	$-	$9.28
All-in costs per ounce of silver, net of by-product credits	G/H	$11.79	$11.40	$-	$-	$14.19	$9.47	$7.65	$-	$-	$11.51
By-product credits per ounce of silver
Gold		(1.50)	-	-	-	(1.35)	(1.01)	-	-	-	(0.91)
Lead		(8.09)	(10.67)	-	-	(8.34)	(8.60)	(10.51)	-	-	(8.79)
Zinc		(1.22)	(24.88)	-	-	(3.54)	(1.30)	(25.08)	-	-	(3.67)
Other		(0.72)	(3.23)	-	-	(0.97)	(0.67)	(4.03)	-	-	(1.01)
Total by-product credits per ounce of silver		$(11.53)	$(38.78)	$-	$-	$(14.20)	$(11.58)	$(39.62)	$-	$-	$(14.38)

		Nine months ended December 31, 2023					Nine months ended December 31, 2022
		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$54,016	$14,085	$31	$-	$68,132	$61,914	$14,231	$-	$-	$76,145
By-product sales
Gold		(9,385)	-	-	-	(9,385)	(5,027)	-	-	-	(5,027)
Lead		(37,433)	(4,500)	-	-	(41,933)	(42,730)	(5,430)	-	-	(48,160)
Zinc		(5,408)	(9,902)	-	-	(15,310)	(6,849)	(14,892)	-	-	(21,741)
Other		(3,565)	(1,703)	-	-	(5,268)	(3,330)	(1,643)	-	-	(4,973)
Total by-product sales	B	(55,791)	(16,105)	-	-	(71,896)	(57,936)	(21,965)	-	-	(79,901)
Total cash costs, net of by-product credits	C=A+B	(1,775)	(2,020)	31	-	(3,764)	3,978	(7,734)	-	-	(3,756)
Add: Mineral resources tax		3,772	563	-	-	4,335	3,549	737	-	-	4,286
General and administrative		6,379	2,066	267	10,688	19,400	5,683	2,044	333	10,204	18,264
Amortization included in general and administrative		(417)	(243)	(171)	(116)	(947)	(412)	(262)	(229)	(430)	(1,333)
Property evaluation and business development*		-	-	34	751	785	-	-	-	376	376
Government fees and other taxes		1,795	417	4	-	2,216	1,501	468	4	-	1,973
Reclamation accretion		96	30	21	-	147	126	34	22	-	182
Lease payment		-	-	-	195	195	-	-	-	501	501
Sustaining capital expenditures		27,676	4,349	208	18	32,251	24,768	4,372	-	99	29,239
All-in sustaining costs, net of by-product credits	F	37,526	5,162	394	11,536	54,618	39,193	(341)	130	10,750	49,732
Add: Non-sustaining capital expenditures		13,962	1,080	-	-	15,042	13,518	1,316	1,100	-	15,934
All-in costs, net of by-product credits	G	51,488	6,242	394	11,536	69,660	52,711	975	1,230	10,750	65,666
Silver ounces sold (’000s)	H	4,665	431	-	-	5,096	5,083	481	-	-	5,564
Cash costs per ounce of silver, net of by-product credits	C/H	$(0.38)	$(4.69)	$-	$-	$(0.74)	$0.78	$(16.08)	$-	$-	$(0.68)
All-in sustaining costs per ounce of silver, net of by-product credits	F/H	$8.04	$11.98	$-	$-	$10.72	$7.71	$(0.71)	$-	$-	$8.94
All-in costs per ounce of silver, net of by-product credits	G/H	$11.04	$14.48	$-	$-	$13.67	$10.37	$2.03	$-	$-	$11.80
By-product credits per ounce of silver
Gold		(2.01)	-	-	-	(1.84)	(0.99)	-	-	-	(0.90)
Lead		(8.02)	(10.44)	-	-	(8.23)	(8.41)	(11.29)	-	-	(8.66)
Zinc		(1.16)	(22.97)	-	-	(3.00)	(1.35)	(30.96)	-	-	(3.91)
Other		(0.76)	(3.95)	-	-	(1.03)	(0.66)	(3.42)	-	-	(0.89)
Total by-product credits per ounce of silver		$(11.95)	$(37.36)	$-	$-	$(14.10)	$(11.41)	$(45.67)	$-	$-	$(14.36)

(e)	Costs per Tonne of Ore Processed

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Production costs per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs includes costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling costs per tonne is the milling costs divided by the tonnage of ore processed at the mill. Costs per tonne of ore processed are the total of per tonne mining costs, per tonne shipping costs, and per tonne milling costs.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

All-in sustaining production costs per tonne is an extension of the production costs per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production costs per tonne is based on the Company’s production costs, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production costs and all-in sustaining production costs per tonne of ore processed:

		Three months ended December 31, 2023					Three months ended December 31, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$17,585	$4,981	$-	$-	$22,566	$19,812	$4,791	$-	$-	$24,603
Adjustment for aggregate plant operations		(202)	-	-	-	(202)	(615)	-	-	-	(615)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(4,057)	(119)	-	-	(4,176)	(3,093)	(169)	(31)	-	(3,293)
Add: stockpile and concentrate inventory - Ending		7,343	144	-	-	7,487	2,254	42	32	-	2,328
Net change of depreciation and amortization charged to inventory		633	6	-	-	639	(221)	(21)	-	-	(242)
Adjustment for foreign exchange movement		(1,156)	(10)	-	-	(1,166)	306	33	(1)	-	338
		2,763	21	-	-	2,784	(754)	(115)	-	-	(869)
Adjusted production cost		$20,146	$5,002	$-	$-	$25,148	$18,443	$4,676	$-	$-	$23,119
Mining costs	A	16,916	3,603	-	-	20,519	15,266	3,292	-	-	18,558
Shipping costs	B	743	-	-	-	743	751	-	-	-	751
Milling Costs	C	2,487	1,399	-	-	3,886	2,426	1,384	-	-	3,810
Total production cost		$20,146	$5,002	$-	$-	$25,148	$18,443	$4,676	$-	$-	$23,119
General and administrative		2,303	680	90	3,228	6,301	1,837	697	100	3,171	5,805
Amortization included in general and administrative		(158)	(76)	(56)	180	(110)	(134)	(83)	(68)	(139)	(424)
Property evaluation and business development		-	-	12	550	562	-	-	-	173	173
Government fees and other taxes		567	240	1	-	808	373	256	4	-	633
Reclamation accretion		30	9	7	-	46	40	11	7	-	58
Lease payment		-	-	-	66	66	-	-	-	164	164
Adjustment for aggregate plant operations		-	-	-	-	-	-	-	-	-	-
Sustaining capital expenditures		10,065	1,748	81	(5)	11,889	9,121	2,337	-	87	11,545
All-in sustaining production cost	D	$32,953	$7,603	$135	$4,019	$44,710	$29,680	$7,894	$43	$3,456	$41,073
Non-sustaining capital expenditures		4,310	566	-	-	4,876	3,025	488	639	-	4,152
All in production cost	E	$37,263	$8,169	$135	$4,019	$49,586	$32,705	$8,382	$682	$3,456	$45,225
Ore mined (’000s)	F	245.606	99.667	-	-	345.273	206.854	89.196	-	-	296.050
Ore shipped (’000s)	G	210.618	99.667	-	-	310.285	213.830	89.196	-	-	303.026
Ore milled (’000s)	H	214.201	98.299	-	-	312.500	213.830	89.612	-	-	303.442
Per tonne Production cost
Mining cost ($/tonne)	I=A/F	68.87	36.15	-	-	59.43	73.80	36.91	-	-	62.69
Shipping costs ($/tonne)	J=B/G	3.53	-	-	-	2.39	3.51	-	-	-	2.48
Milling costs ($/tonne)	K=C/H	11.61	14.23	-	-	12.44	11.35	15.44	-	-	12.56
Cash production costs ($/tonne)	L=I+J+K	$84.01	$50.38	$-	$-	$74.26	$88.66	$52.35	$-	$-	$77.73
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$143.80	$76.84	$-	$-	$136.86	$141.21	$88.26	$-	$-	$136.90
All in costs ($/tonne)	N=M+(E-D)/H	$163.92	$82.60	$-	$-	$152.46	$155.36	$93.71	$-	$-	$150.58

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Nine months ended December 31, 2023					Nine months ended December 31, 2022
		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$54,016	$14,085	$31	$-	$68,132	$61,914	$14,231	$-	$-	$76,145
Adjustment for aggregate plant operations*		(651)	-	-	-	(651)	(1,281)	-	-	-	(1,281)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(3,657)	(246)	(32)	-	(3,935)	(4,740)	(139)	(35)	-	(4,914)
Add: stockpile and concentrate inventory - Ending		7,343	144	-	-	7,487	2,254	42	32	-	2,328
Net change of depreciation and amortization charged to inventory		623	(16)	-	-	607	(494)	(17)	-	-	(511)
Adjustment for foreign exchange movement		(875)	41	1	-	(833)	1,240	42	3	-	1,285
		3,434	(77)	(31)	-	3,326	(1,740)	(72)	-	-	(1,812)
Adjusted production cost		$56,799	$14,008	$-	$-	$70,807	$58,893	$14,159	$-	$-	$73,052
Mining costs	A	47,322	10,238	-	-	57,560	49,398	10,100	-	-	59,498
Shipping costs	B	2,234	-	-	-	2,234	2,398	-	-	-	2,398
Milling Costs	C	7,243	3,770	-	-	11,013	7,097	4,059	-	-	11,156
Total production cost		$56,799	$14,008	$-	$-	$70,807	$58,893	$14,159	$-	$-	$73,052
General and administrative		6,379	2,066	267	10,688	19,400	5,683	2,044	333	10,204	18,264
Amortization included in general and administrative		(417)	(243)	(171)	(116)	(947)	(412)	(262)	(229)	(430)	(1,333)
Property evaluation and business development		-	-	34	751	785	-	-	-	376	376
Government fees and other taxes		1,795	417	4	-	2,216	1,501	468	4	-	1,973
Reclamation accretion		96	30	21	-	147	126	34	22	-	182
Lease payment		-	-	-	195	195	-	-	-	501	501
Adjustment for aggregate plant operations		-	-	-	-	-	-	-	-	-	-
Sustaining capital expenditures		27,676	4,349	208	18	32,251	24,768	4,372	-	99	29,239
All-in sustaining production cost	D	$92,328	$20,627	$363	$11,536	$124,854	$90,559	$20,815	$130	$10,750	$122,254
Non-sustaining capital expenditures		13,962	1,080	-	-	15,042	13,518	1,316	1,100	-	$15,934
All in production cost	E	$106,290	$21,707	$363	$11,536	$139,896	$104,077	$22,131	$1,230	$10,750	$138,188
Ore mined (’000s)	F	679.990	241.968	-	-	921.958	636.819	250.316	-	-	887.135
Ore shipped (’000s)	G	667.355	241.968	-	-	909.323	642.147	250.316	-	-	892.463
Ore milled (’000s)	H	635.878	232.824	-	-	868.702	642.147	251.114	-	-	893.261
Per tonne Production cost
Mining cost ($/tonne)	I=A/F	69.59	42.31	-	-	62.43	77.57	40.35	-	-	67.07
Shipping costs ($/tonne)	J=B/G	3.35	-	-	-	2.46	3.73	-	-	-	2.69
Milling costs ($/tonne)	K=C/H	11.39	16.19	-	-	12.68	11.05	16.16	-	-	12.49
Production costs ($/tonne)	L=I+J+K	$84.33	$58.50	$-	$-	$77.57	$92.35	$56.51	$-	$-	$82.25
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$140.20	$86.93	$-	$-	$139.79	$141.66	$83.02	$-	$-	$137.33
All in costs ($/tonne)	N=M+(E-D)/H	$162.16	$91.57	$-	$-	$157.10	$162.71	$88.26	$-	$-	$155.17

*	The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

12.	Material Accounting Policies, Judgments, and Estimates

(a)	Material Accounting Policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the audited financial statements for the year ended March 31, 2023 with the exception of the mandatory adoption of certain amendments noted below:

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The adoption of this amendment did not have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

Amendments to IAS 8 – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, IASB retained the concept of changes in accounting estimates in IFRS with the following clarification:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

(b)	Critical Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2023, as well as the audited financial statements for the year ended March 31, 2023.

13.	New Accounting Standards

Certain new accounting standards and interpretations have been published that are not effective for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.

14.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR+ at www.sedarplus.ca;

(b) may be found at the Company’s website www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2023.

15.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 177,378,198 common shares with a recorded value of $258.6 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
468,000	$3.93	2027-04-26
60,000	$4.08	2028-02-23
472,001	$5.46	2025-05-26
375,000	$9.45	2025-11-11
1,375,001

(c) Restricted Share Units (RSUs)

Outstanding – 2,189,581 RSUs.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

16.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

As of December 31, 2023, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of December 31, 2023 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

18.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended December 31, 2023 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

19.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Paul Simpson, Independent Director	Lon Shaver, President
Yikang Liu, Independent Director	Derek Liu, Chief Financial Officer
Marina A. Katusa, Independent Director	Jonathon Hoyles, General Counsel
Ken Robertson, Independent Director
Hongyu (Helen) Cai, Independent Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	statements regarding the proposed transactions between the Company and OreCorp;

●	plans, projections and estimates included in the Fiscal 2024 Guidance

●	expected production and operation outlooks in the fourth quarter of Fiscal 2024

●	timing of receipt of permits, licenses, and regulatory approvals.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended December 31, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	public health crises;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

●	feasibility and engineering reports;

●	permits and licenses;

●	title to our properties;

●	operations and political conditions;

●	regulatory environment in China, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

●	climate changes;

●	the completion and timing of the proposed transactions between the Company and OreCorp;

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of epidemics, pandemics, or other health crises on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 41